Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our report, dated February 19, 2009 relating to the proved oil and gas reserves of GeoResources, Inc. as of January 1, 2009 and our report dated, April 1, 2009 relating to the proved oil and gas reserves of SBE Partners, LP, to the information derived from such reports and to the reference to this firm as an expert in the Amendment No. 4 to this Registration Statement and supplemental prospectus and any amendments thereto filed by the Company and in the prospectus to which the registration statement relates, including the use of our name as it appears under the caption “Experts.”

/S/ CAWLEY, GILLESPIE & ASSOCIATES, INC.

Fort Worth, Texas
November 13, 2009